UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): March 8, 2017
Southern National Bancorp of Virginia, Inc.
(Exact name of registrant as specified in its charter)

Virginia	001-33037	20-1417448
(State of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

6830 Old Dominion Drive
McLean, Virginia 22101
(Address of principal executive offices) (Zip Code)
(703) 893-7400
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:
☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

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Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

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Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

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Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.
On March 8, 2017, Southern National Bancorp of Virginia, Inc. (“SONA”) and Eastern Virginia Bankshares, Inc. (“EVBS”) entered into an amendment (the “Amendment”) to the Agreement and Plan of Merger, dated December 13, 2016 (the “Merger Agreement”), by and between SONA and EVBS whereby EVBS will merge with and into SONA, with SONA as the surviving corporation (the “Merger”). The Amendment amends the date before which the Termination Fee (as defined in the Merger Agreement) is payable by SONA or EVBS in the event that either SONA or EVBS, as applicable, terminates the Merger Agreement under specified circumstances and enters into a definitive agreement with another party or consummates an alternative acquisition.
Other than as described herein, the Amendment does not amend any other provision of the Merger Agreement.
The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit 2.1 to this report and is incorporated herein by reference.
The Merger Agreement and the Amendment should not be read alone, but should instead be read in conjunction with the other information regarding SONA, EVBS, their respective affiliates or their respective businesses, the Merger Agreement, the Amendment and the Merger that will be contained in, or incorporated by reference into, the registration statement of SONA on Form S-4 that will include a joint proxy statement of SONA and EVBS and a prospectus of SONA, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of SONA and EVBS make with the Securities and Exchange Commission (the “SEC”).
Item 9.01 Financial Statements and Exhibits
Exhibit No.	Description
2.1	Amendment to Agreement and Plan of Merger, dated as of March 8, 2017, by and between Southern National Bancorp of Virginia, Inc. and Eastern Virginia Bankshares, Inc.
Forward-Looking Statements
The information presented herein contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding SONA’s and EVBS’s expectations or predictions regarding the Merger. These forward-looking statements are based on the current beliefs and expectations of the management of SONA or EVBS and are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond their control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the expectations or predictions discussed or implied in these forward-looking statements. Forward-looking statements may be identified by words such as “may,” “could,” “will,” “expect,” “believe,” “anticipate,” “forecast,” “intend,” “plan,” “prospects,” “estimate,” “potential,” or by variations of such words or by similar expressions. Forward-looking statements in this report (including in the exhibits hereto) may include, but are not limited to, statements about the timing of the Merger and certain regulatory approvals related to the Merger. Forward-looking statements speak only as of the date they are made and SONA and EVBS assume no duty to update forward-looking statements.
In addition to factors previously disclosed in SONA’s and EVBS’s reports filed with the SEC and those identified elsewhere in this report, the following factors, among others, could cause actual results to differ materially from the results expressed in or implied by forward-looking statements and historical performance: ability to obtain regulatory approvals and meet other closing conditions to the transaction; delays in closing the transaction; changes in asset quality and credit risk; changes in interest rates and capital markets; the introduction, timing and success of business initiatives; competitive conditions; and the inability to recognize cost savings or revenues or to implement integration plans associated with the transaction.

Additional Information About the Proposed Transaction and Where to Find It
Investors are urged to review carefully and consider all public filings by SONA and EVBS with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. The documents filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. The documents filed by SONA with the SEC may also be obtained free of charge at SONA’s website at www.sonabank.com or by requesting them in writing to Southern National Bancorp of Virginia, Inc., 6830 Old Dominion Drive, McLean, VA 22101, Attention: Investor Relations. The documents filed by EVBS with the SEC may also be obtained free of charge at EVBS’s website at www.evb.org or by requesting them in writing to Eastern Virginia Bankshares, Inc., 10900 Nuckols Road, Suite 325, Glen Allen, Virginia 23060, Attention: Investor Relations.
In connection with the proposed transaction, SONA intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of SONA and EVBS and a prospectus of SONA. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of SONA and EVBS are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.
SONA, EVBS, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from SONA and EVBS shareholders in connection with the proposed transaction. Information about the directors and officers of SONA and their ownership of SONA common stock is set forth in the definitive proxy statement for SONA’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 21, 2016. Information about the directors and officers of EVBS and their ownership of EVBS common stock is set forth in the definitive proxy statement for EVBS’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 21, 2016. Investors may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described above.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.
Date: March 9, 2017	By: /s/ William H. Lagos William H. Lagos Senior Vice President and Chief Financial Officer

Exhibit No.	Description
2.1	Amendment to Agreement and Plan of Merger, dated as of March 8, 2017, by and between Southern National Bancorp of Virginia, Inc. and Eastern Virginia Bankshares, Inc.